Exhibit 99.2

ITW Conference Call

First Quarter
2005

ITW
Agenda

1. Introduction………………………..John Brooklier

2. Financial Overview……………...Ron Kropp

3. Manufacturing Segments……… John Brooklier

4. Forecast 2005………………….…Jon Kinney

5. Q & A………………….......…………Group

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and operating results for the second quarter and full-year 2005 and the company's earnings and acquired revenue forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food service and retail, or commercial real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community and Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

Replay number: 203-369-0858

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Telephone replay available through midnight of May 3, 2005

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2004 Q1	2005 Q1	F(U) Last Year Amount	%
Operating Revenues	2,710.3	3,074.3	364.0	13.4%
Operating Income	447.6	477.9	30.3	6.8%
% of Revenues	16.5%	15.5%	-1.0%	
Income From Continuing Operations				
Income Amount	290.0	312.3	22.3	7.7%
Income Per Share-Diluted	0.93	1.06	0.13	14.0%
Average Invested Capital	7,126.4	8,142.4	(1,016.0)	-14.3%
Return on Average Invested Capital	16.6%	15.8%	-0.8%	
Free Operating Cash Flow	278.0	254.3	(23.7)	-8.5%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	6.1%	15.2%	1.4%
Nonvolume-related	-	-11.8%	-1.8%
Total	6.1%	3.4%	-0.4%
Acquisitions / Divestitures	6.2%	2.2%	-0.6%
Translation	2.3%	2.1%	-
Impairment	-	2.3%	0.3%
Restructuring	-	0.3%	0.1%
Leasing & Investments	-0.6%	-3.5%	-0.4%
Intercompany	-0.6%	-	-
Total	13.4%	6.8%	-1.0%

ITW
Leasing & Investments

	2004 Q1	2005 Q1	F(U) Last Year Amount	%
Operating Revenues	38.7	22.6	(16.1)	-41.6%
Operating Income	34.8	18.8	(16.0)	-46.0%
Operating Margins	89.9%	83.1%	-6.8%	

ITW
Non Operating & Taxes

	2004 Q1	2005 Q1	F(U) Last Year Amount	%
Operating Income	447.6	477.9	30.3	6.8%
Interest Expense	(15.9)	(18.7)	(2.8)	
Other Income	7.7	3.4	(4.3)	
Income From Continuing Operations-P/T	439.4	462.6	23.2	5.3%
Income Taxes	149.4	150.3	(0.9)	
% to Pre Tax Income	34.0%	32.5%	1.5%	
Income From Continuing Operations-A/T	290.0	312.3	22.3	7.7%

ITW
Invested Capital

	3/31/04	12/31/04	3/31/05
Trade Receivables	1,909.6	2,054.6	2,132.5
Days Sales Outstanding	63.4	60.6	62.4
Inventories	1,070.5	1,281.2	1,361.4
Months on Hand	1.8	1.9	2.0
Other Current Assets	386.2	319.0	309.4
Accounts Payable & Accruals	(1,647.4)	(1,647.4)	(1,585.3)
Operating Working Capital	1,718.9	2,007.4	2,218.0
% to Revenue(Prior 4 Qtrs.)	16%	17%	18%
Net Plant & Equipment	1,783.2	1,876.9	1,875.2
Investments, net of L&I Debt	659.9	833.5	850.3
Goodwill	2,618.1	2,753.1	2,848.7
Other, net	505.4	534.9	486.7
Invested Capital	7,285.5	8,005.8	8,278.9

ITW
Debt & Equity

	3/31/04	12/31/04	3/31/05
Total Capital			
Short Term Debt	51.4	203.5	786.0
Long Term Debt	920.8	921.1	967.9
Total Debt	972.2	1,124.6	1,753.9
Stockholders' Equity	8,234.1	7,627.6	7,708.7
Total Capital	9,206.3	8,752.2	9,462.6
Less:			
Leasing & Investments Debt	(191.8)	(79.0)	(130.8)
Cash	(1,729.0)	(667.4)	(1,052.9)
Net Debt & Equity	7,285.5	8,005.8	8,278.9
Debt to Total Capital	11%	13%	19%

ITW
Cash Flow

	2004 Q1	2005 Q1
Net Income	290.2	312.3
Adjust for Non-Cash Items	60.4	186.0
Changes in Operating Assets & Liabilities	(30.9)	(195.4)
Net Cash From Operating Activities	319.7	302.9
Additions to Plant & Equipment	(60.5)	(64.0)
Proceeds from Investments	18.8	15.4
Free Operating Cash Flow	278.0	254.3
Stock Repurchase	-	(189.7)
Acquisitions	(183.7)	(188.4)
Purchase of Investments	(14.6)	(70.7)
Dividends	(73.9)	(81.7)
Debt	(16.7)	630.8
Other	55.5	31.0
Net Cash Increase/(Decrease)	44.6	385.6

ITW
Return on Average Invested Capital

	2004 Q1	2005 Q1	F(U) Prior Yr.
Current Quarter			
Operating Income after Taxes	295.4	322.6	27.2
Operating Margins	11.0%	10.5%	-0.5%
Average Invested Capital	7,126.4	8,142.4	(1,016.0)
Capital Turnover	1.52	1.51	(0.01)
Return on Average Invested Capital	16.6%	15.8%	-0.8%

ITW
Acquisitions

	2004				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Annual Revenues Acquired	247	168	78	131	151	-	-	-
Purchase Price								
Cash Paid	184	193	62	149	188	-	-	-
Stock Issued	2	-	-	-	-	-	-	-
Total	186	193	62	149	188	-	-	-
Number of Acquisitions								
North America								
Engineered Products	2	1	1	1	1	-	-	-
Specialty Systems	-	1	1	1	1	-	-	-
International								
Engineered Products	5	2	-	1	-	-	-	-
Specialty Systems	3	4	1	-	1	-	-	-
Total	10	8	3	3	3	-	-	-

Key Economic Data

- **March '05 ISM: declined to 55.2% from 58.6% in December '04 ; new order index also decreased to 57.1% from 67.4% in the same time period**

- **US Industrial Production (ex. Tech.): +3.1% in March '05 compared to +4.1% in December '04**

- **Euro-Zone Purchasing Managers' Index: 50.4% in March '05 versus 51.4% in December '04**

- **Euro-Zone Industrial Production: +2.0% in most recent reported month versus +0.4% in November '04**

ITW
Engineered Products - North America

	2004 Q1	2005 Q1	F(U) Last Year Amount	%
Operating Revenues	812.8	918.3	105.5	13.0%
Operating Income	138.2	144.4	6.2	4.5%
Operating Margins	17.0%	15.7%	-1.3%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	**Operating Income**	**Operating Margins**
Base Business			
Operating Leverage	3.2%	7.9%	0.8%
Nonvolume-related	-	-9.5%	-1.6%
Total	3.2%	-1.6%	-0.8%
Acquisitions / Divestitures	9.6%	4.6%	-0.7%
Translation	0.2%	0.2%	-
Impairment	-	1.4%	0.2%
Restructuring	-	-0.1%	-
Total	13.0%	4.5%	-1.3%

Engineered Products - North America
Key Points

- **Total construction: +3% for Q1 '05**

- **ITW construction (Paslode/Buildex/Ramset/ITW Brands) base revenues: +7% for Q1 '05;**
  - new housing / renovation both grew 8% to 10% in Q1 '05
  - commercial increases 3% to 5% in Q1 '05

- **Wilsonart base revenues were flat**
  - basic laminate revenues modestly increased in Q1 '05 while flooring revenues were sluggish

Engineered Products - North America
Key Points

- Auto base revenues: -1% for Q1 '05

- Big 3 build rates: -9% for Q1 '05
  - GM: -13%
  - Ford: -9%
  - Chrysler: -3%
  - Transplants: +7%

- Big 3 inventories: 79 days at 3-31-05
  - GM: 78 days
  - Ford: 82 days
  - Chrysler: 77 days
  - Transplants: 54 days

- ITW build estimates for 2005:
  - Q2: -5%
  - FY: -4% to -5%

- Industrial: base revenues +7% for Q1 '05
  - Top performers: Minigrip/ZipPak, Fibre Glass Evercoat, Engineered Polymers, Fluid Products

ITW
Engineered Products - International

	2004 Q1	2005 Q1	F(U) Last Year Amount	%
Operating Revenues	523.6	645.7	122.1	23.3%
Operating Income	64.4	84.2	19.8	30.7%
Operating Margins	12.3%	13.0%	0.7%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	**Operating Income**	**Operating Margins**
Base Business			
Operating Leverage	3.0%	9.8%	0.8%
Nonvolume-related	-	-8.2%	-1.0%
Total	3.0%	1.6%	-0.2%
Acquisitions / Divestitures	15.0%	7.3%	-1.0%
Translation	5.3%	6.7%	0.1%
Impairment	-	13.1%	1.6%
Restructuring	-	2.0%	0.2%
Total	23.3%	30.7%	0.7%

Engineered Products - International
Key Points

- **Construction base revenues: +8% in Q1 '05**
  - **Europe: +11% growth (strength in UK, France)**
  - **Austral-Asia: Flat (retail weaker; commercial stronger)**
  - **Wilsonart Intl.: +17% (good activity in China, Germany, and U.K.)**
- **Automotive base revenues: -3% in Q1 '05**
  - **Builds: +1% in Q1 '05**
  - **Fiat: -16.1%; VW: -4.9%; Daimler/Chrysler: -1.5%; BMW: +21.7%; Peugeot: +8.4%; GM: +8.0%**
  - **ITW forecasting FY '05 builds: +2%**
- **Industrial base revenues: +2% in Q1 '05**
  - **Top performers: polymers and fluid products**

ITW
Specialty Systems - North America

	2004 Q1	2005 Q1	F(U) Last Year Amount	%
Operating Revenues	909.3	1,005.9	96.6	10.6%
Operating Income	150.6	176.6	26.0	17.3%
Operating Margins	16.6%	17.6%	1.0%	

Specialty Systems - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	9.8%	24.5%	2.2%
Nonvolume-related	-	-10.7%	-1.6%
Total	9.8%	13.8%	0.6%
Acquisitions / Divestitures	0.4%	0.4%	-
Translation	0.4%	0.5%	-
Impairment	-	-0.1%	-
Restructuring	-	2.7%	0.4%
Total	10.6%	17.3%	1.0%

Specialty Systems - North America
Key Points

- **Welding base revenues: approximately 20% growth in Q1 '05 due primarily to stronger equipment sales to construction and variety of other end markets; consumables and components units also grew sales**

- **Food Equipment base revenues: +9% in Q1 '05; growth due to restaurant/institutional customers and parts/service**

- **Marking and Decorating: approximately 20% growth in Q1 '05; strength in hot melt business units**

- **Industrial Packaging: Signode base revenues grew 4% in Q1 '05 ; consumables / machinery both showed improvement**

ITW
Specialty Systems - International

	2004 Q1	2005 Q1	F(U) Last Year Amount	%
Operating Revenues	520.2	592.8	72.6	14.0%
Operating Income	59.6	53.9	(5.7)	-9.6%
Operating Margins	11.5%	9.1%	-2.4%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	6.8%	23.5%	1.8%
Nonvolume-related	-	-30.9%	-3.3%
Total	6.8%	-7.4%	-1.5%
Acquisitions / Divestitures	1.8%	-2.7%	-0.5%
Translation	5.4%	6.5%	0.2%
Impairment	-	0.4%	0.1%
Restructuring	-	-6.4%	-0.7%
Total	14.0%	-9.6%	-2.4%

Specialty Systems - International
Key Points

- **Signode base revenues continued strong growth in Q1 '05:**

  -Europe: +15%

  -Asia/Pacific: +16%

- **Food Equipment: base revenues +7% in Q1 '05; growth from Germany, U.K. and Asia**

- **Welding: base revenue grew 15% in Q1 '05; Europe and Asia strong**

ITW
2005 Forecast

	Low	High	Mid Point
2nd Quarter			
Base Revenues	4.7%	6.7%	5.7%
Income Per Share-Diluted	$1.30	$1.36	$1.33
%F(U) 2004	12%	17%	15%
Full Year			
Base Revenues	4.6%	6.1%	5.3%
Income Per Share-Diluted	$5.06	$5.20	$5.13
%F(U) 2004	15%	18%	17%

ITW 2005 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $600 to $800 million range.**

- **Restructuring cost of $30 to $50 million.**

- **Leasing & Investments income of $65 to $75 million, which is lower than 2004 by $55 to $65 million.**

- **Tax rate of 32.5% for the first quarter and the year.**

ITW Conference Call

Q & A

First Quarter
2005